02015588

CITY DEVELOPMENTS LIMITED

城 市 發 展 有 限 公 司

A member of the Hong Leong Group

36 ROBINSON ROAD, #20-01 CITY HOUSE, SINGAPORE 068877
TEL: ~~2212266~~ 877 8228 (30 LINES) FAX: 2232746

SUPPL

Our Ref : GCSS-EL/0427/02/LTR

26 February 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Letter dated 19 February 2002 with enclosure (Return pursuant to Clause 903(3)(c) of the Listing Manual); and

(ii) Letter dated 22 February 2002 with enclosure (Millennium & Copthorne Hotels plc - Press Release on Award of New Management Contracts in Morocco); and

(iii) Letter dated 22 February 2002 with enclosure (Millennium & Copthorne Hotels plc – Announcement on Award of New Management Contracts in Morocco).

Regards,

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

dlw 3/4

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

Encs.

MASNET No. 48 OF 22.02.2002
Announcement No. 51

CITY DEVELOPMENTS LIMITED

Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on the award of New Management Contracts in Morocco

22 February 2002

Head. Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc ("M&C") on the award of New Management Contracts in Morocco

We attach herewith a copy of the subject Announcement issued by M&C on 22 February 2002, for your information.

M&C(220202).

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 22/02/2002 to the SGX

22 February 2002

Millennium & Copthorne Hotels plc
New management contracts in Morocco

Millennium & Copthorne Hotels plc has been awarded management contracts to operate two 5-star hotels in Morocco: one in the resort of Agadir, and the second in the city of Marrakech. Both contracts are for 25 years.

The Millennium Hotel Agadir is located in Baie des Palmiers and comprises 284 rooms and seven suites. The property is scheduled for opening at the end of 2002.

The Millennium Hotel Marrakech is a small property with 37 guest rooms and three suites and is located in the Quartier Hivernage. This property is scheduled to open mid year 2003.

-ENDS-

82-3672

Press Release on Subsidiary Company, Millennium & Copthorne Hotels plc on the award of New Management Contracts in Morocco

22 February 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Press Release on Subsidiary Company, Millennium & Copthorne Hotels plc ("M&C") on the award of New Management Contracts in Morocco

We attach herewith a copy of the subject Press Release dated 22 February 2002, for your information.

News Release.   Annex I.pd

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 22/02/2002 (DD/MM/YYYY) to the SGX

News Release

For Immediate Release

22 February 2002

Hong Leong's hotel arm clinches management contracts; sees these as new revenue stream

<u>M&C Hotels to manage hotels in Marrakech and Agadir; close to operating hotels in Turkey</u>

Hong Leong Group Singapore, through its international hotel arm, has clinched long-term management contracts to operate two five star-hotels in Morocco, according to the group's Executive Chairman Mr Kwek Leng Beng today.

The new contracts follow similar deals with two other 5-star hotels - both in the United Arab Emirates - which recently gave Millennium and Copthorne Hotels plc (M&C) the green light to manage their properties.

M&C is also close to signing up hotels in other key gateway cities such as Istanbul, said Mr Kwek, who is also chairman of the London listed subsidiary, M&C.

Mr Kwek said: " For our hotel arm, we have also looked at new revenue streams. After attaining a critical mass through acquisitions, substantial refurbishment in our newly acquired hotels and building up a pool of management talent, we now have time to look at securing management contracts. This enables us to fast track our growth and enhance our position as a global hospitality player."

The new two contracts are for Millennium Hotel Agadir, a 284-rooms and seven-suite hotel located in Baie des Palmiers in the resort city of Agadir. The property is due to open at the end of this year. The second, Millennium Hotel Marrakech, is a small hotel with 37 guest rooms and three suites. It is located in the Quartier Hivernage and is scheduled to open in mid-2003.

In the UAE, the hotels are the Millennium Abu Dhabi, opening around March this year and Millennium Hotel Sharjah due to open at the end of this year. Last year, the group clinched the management contract of Royal Palm Resort in the Galapagos Island, off Ecuador, in July last year. The Galapagos were made famous by Charles Darwin. The Palm Resort has started accepting reservations.

M&C will manage these properties for 25 years.

" We are now close to signing up hotels in other key gateway cities such as Istanbul and Ankarra in Turkey. All these are major destinations and we will be proud to be the first to plant the Singapore flag in these cities alongside other global brands," added Mr Kwek who was speaking at the launch party of M Hotel Singapore.

Mr Kwek also called on hotel owners and managers to look at implementing cost saving initiatives whilst increasing productivity during the present difficult period. " These measures should, however, not be at the expense of employees and service standards," he added. " With a more productive team, hotels would then be in a better position to pass on the savings to their customers giving them better value for money."

Notes to Editors:

M Hotel Singapore
The 416-room M Hotel was re-branded in December last year after two years of extensive refurbishment programme totalling some S$40 million. All its rooms come fully equipped with broadband access. The hotel also have eight conference and meeting rooms, a Banquet Suite and four food and beverage outlets, namely the *Tea Bar*, *Café 2000*, *The Buffet* and its signature Japanese restaurant and jazz bar, *Restaurant J and Bar*. Wireless Internet surfing is also possible at the hotel's lobby and restaurants.

M&C is ranked 23rd among the largest hotel owners and operators in the world. It is also the largest Singaporean owned international hotel group in Asia. The group owns and operates a total of 88 hotels in 15 countries, in major gateway cities throughout UK, continental Europe, North America, Asia, Australia and New Zealand.

For more information on M&C's New Management Contracts, please refer to Annex 1.

****

For more information, please contact:
Gerry de Silva,
Group Corporate Affairs Manager
Hong Leong Group Singapore
Tel: 4289 308/309, 438 3110
Fax: 534 3060
Email: gerry@cdl.com.sg

Annex 1

M&C's New Management Contracts in Morocco

Millennium & Copthorne Hotels plc (M&C) has been awarded management contracts to operate two 5-star hotels in Morocco: one in the resort of Agadir, and the second in the city of Marrakech. Both contracts are for 25 years.

The Millennium Hotel Agadir is located in Baie des Palmiers and comprises 284 rooms and seven suites. The property is scheduled for opening at end of 2002.

The Millennium Hotel Marrakech is a small property with 37 guest rooms and three suites and is located in the Quartier Hivernage. This property is scheduled to open mid year 2003.

The Millennium Hotel Abu Dhabi

The Millennium Hotel Abu Dhabi which stands on Khalifa Street on the Corniche in one of the most prestigious locations in the city has 20 floors consisting of 325 bedrooms. It is targeted to cater for international business and leisure travellers who expect the utmost service. All rooms feature the latest in room facilities including satellite television, internet access and three telephone lines.

To help launch this first class hotel, M&C has appointed Mr Franz Zeller as the General Manager of the Millennium Hotel Abu Dhabi. Mr Zeller, which had a long and distinguished career in hotel management, was previously the General Manager of the five star Grand Copthorne Waterfront Hotel Singapore and Senior Vice President of Operations for Asia Pacific at Millennium & Copthorne International, where he oversaw the operations of the nine Millennium & Copthorne properties within the Asia Pacific region.

The Millennium Hotel Sharjah

The 250-room Millennium Hotel Sharjah which is currently under construction is located on the north side of the central lake in Sharjah and rises 23 floors, offering spectacular panoramic views of the city. The hotel also includes a grand ballroom with capacity to accommodate events for over 350 people and two restaurants. The accommodation will be a mix of large bedrooms and also feature an executive floor and Royal Suite.

Existing M&C Management Contracts

Millennium Madejski Hotel Reading

The 140-room Millennium Madejski Hotel Reading forms part of the impressive Stadium Complex which incorporates the Madejski Stadium and the Royal Berkshire Conference Centre. The hotel also offers a large function room accommodating up to 600 people. The accommodation comprising Standard Club Floors and Suites; rooms for the disabled and non smokers.

Royal Palm Resort, The Galapagos, Ecuador

The Resort is located on the island of Santa Cruz and in the heart of the archipelago that comprises the Galapagos. The resort is managed by M&C US operations, Millennium Hotels & Resorts, and has been completed in December 2001. It has total of 18 bedrooms, comprising villas, suites and Veranda rooms, each of these rooms feature satellite TV, Internet access and other leading edge technology.

MASNET No. 49 OF 19.02.2002
Announcement No. 51

CITY DEVELOPMENTS LIMITED

Return Pursuant to Clause 902(3)(c) of the Listing Manual

19 February 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00 SGX Centre 1
Singapore 068804

Dear Sir

Return Pursuant to Clause 902(3)(C) of the Listing Manual

Pursuant to Clause 902(3)(c) of the Listing Manual, we submit Annexures I, II, III and IV being the lists of persons occupying managerial positions who are related to a director or substantial shareholder of the Company or its principal subsidiaries (other than Republic Hotels & Resorts Limited which has separately furnished its return).

Clause 902(3)(c)-2002

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 19/02/2002 to the SGX

Annexure I
(2002)

CITY DEVELOPMENTS LIMITED
(Clause 902(3)(c) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS WHO ARE RELATED TO
A DIRECTOR OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES

City Developments Limited ("CDL") and
principal subsidiary City e-Solutions Limited ("CES")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Kwek Leng Beng	61	Brother of Mr Kwek Leng Joo. Cousin of Mr Kwek Leng Peck. Cousin of Mr Kwek Leng Kee, a director of Republic Hotels & Resorts Limited. Brother-in-law of Mr Gan Khai Choon, a director of CES.	CDL Executive Chairman of CDL with effect from 1 January 1995, with executive powers over the overall business operations and management of CDL. CES Chairman and Managing Director of CES since 1989, responsible for the overall management of CES.	N.A. N.A.

Annexure II
(2002)

CITY DEVELOPMENTS LIMITED
(Clause 902(3)(c) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS WHO ARE RELATED TO
A DIRECTOR OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES

City Developments Limited ("CDL") and
principal subsidiary City e-Solutions Limited ("CES")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Kwek Leng Joo	48	Brother of Mr Kwek Leng Beng. Cousin of Mr Kwek Leng Peck. Cousin of Mr Kwek Leng Kee, a director of Republic Hotels & Resorts Limited. Brother-in-law of Mr Gan Khai Choon, a director of CES.	CDL Managing Director of CDL with effect from 1 January 1995, with full responsibities as a Chief Executive Director. CES An Executive Director since 1989, responsible for the management of CES.	N.A. N.A.

Annexure III
(2002)

CITY DEVELOPMENTS LIMITED
(Clause 902(3)(c) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS WHO ARE RELATED TO
A DIRECTOR OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES

Principal subsidiaries: CDL Hotels New Zealand Limited ("CDLHNZ")
CDL Investments New Zealand Limited ("CDLINZL")
City e-Solutions Limited ("CES")
Kingsgate International Corporation Limited ("KIC")
SWAN Holdings Limited ("SWAN")
Millennium & Copthorne International Limited ("MCIL")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Vincent Yeo Wee Eng	33	Nephew of Messrs Kwek Leng Beng, Kwek Leng Joo and Gan Khai Choon.	CDLHNZ/CDLINZL/KIC A Director of CDLHNZ, CDLINZL and KIC with effect from 16 May 1994.	N.A.
		Messrs Kwek Leng Peck and Kwek Leng Kee are cousins of Messrs Kwek Leng Beng and Kwek Leng Joo.	CES An Executive Director and Chief Executive Officer (CEO) of CES with effect with 26 June 2000 and 1 November 2000 respectively.	N.A.
			SWAN President and Director of SWAN with effect from 30 November 2000 and 24 November 2000 respectively.	N.A.
			MCIL Chief Operating Officer (Protemp), overseeing the hotel operations and the corporate office of MCIL in Singapore.	Appointed with effect from 10 October 2001

Annexure IV
(2002)

CITY DEVELOPMENTS LIMITED
(Clause 902(3)(c) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS WHO ARE RELATED TO
A DIRECTOR OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES

Principal Subsidiary : Millennium & Copthorne International Limited ("MCIL")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Chia Fook Fie	53	Brother-in-law of Mr Kwek Leng Peck who is a cousin of Mr Kwek Leng Beng, Mr Kwek Leng Joo and Mr Kwek Leng Kee.	Director of Procurement, overseeing the operations in central procurement office.	Promoted from Purchasing Manager to Director of Procurement with effect from February 2002.